Via Facsimile and U.S. Mail
Mail Stop 4720

February 5, 2010

Mr. Liam E. McGee
Chairman and Chief Executive Officer
Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

**Re:     Hartford Financial Services Group, Inc.**
**        Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
**        File No. 001-13958**

Dear Mr. McGee:

        We have completed our review of your Form 10-Q and related filings and have no
further comments at this time.

                                        Sincerely,


                                        Gus Rodriguez
                                        Accounting Branch Chief